

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2012

<u>Via E-mail</u>
Irene Lin Bian
Financial and Accounting Officer
Acorn International, Inc.
18/F, 20th Building
487 Tianlin Road
Shanghai 200233
People's Republic of China

> **Re:** **Acorn International, Inc.**
> **Form 20-F for the fiscal year ended December 31, 2010**
> **Filed April 27, 2011**
> **File No. 1-33429**

Dear Mrs. Bian:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief